OMB APPROVAL
UNITED STATES	OMB NUMBER: 3235-0080 Expires: February 28, 2009 Estimated average burden hours per response 1.00
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-7699

Fleetwood Enterprises, Inc.,
NYSE ARCA, INC.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

3125 Myers Street, Riverside, CA 92503-5527 951-351-3500

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $1 Par Value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. (1)

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Fleetwood Enterprises, Inc. (Name of Issuer of Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 13, 2007	By:	/s/ Leonard J. McGill	SVP, GC & Secretary
Date		Name	Title

(1)	Form 25 and attached Notice will be considered in compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

December 27, 2006

Mr. Leonard McGill

Senior Vice President, General Counsel

Fleetwood Enterprises, Inc.

3125 Myers Street

Riverside, CA 92513

Re:          Fleetwood Enterprises, Inc. - Request for Voluntary Withdrawal from Listing

Dear Mr. McGill:

This letter is to advise that NYSE Arca Equities, Inc. Equity Qualification Staff (“Staff “) has met to consider Fleetwood Enterprises, Inc.’s (the “Company”) request to withdrawal its common stock from listing, dated December 15, 2006. The request has been approved.

If the Company wishes to continue with the delisting process, it must file a Form 25 for the removal of the common stock from listing and registration on the Exchange pursuant to Securities Exchange Act of 1934, Rule 12d2-2c.

Upon filing, please forward a copy of the Company’s Form 25, in its entirety to my attention at the Exchange.

Until the Commission grants effectiveness to Fleetwood’s application to delist, it remains imperative that the Company continues to submit all filings, payments of fees, etc. which are associated with being listed on the Exchange.

If you should have any questions pertaining to the Exchange portion of this process, please contact me directly at 312-442-7761 or at sdudek@nyse.com.

Sincerely,

/s/ Stephanie Dudek
Stephanie Dudek
Equity Securities Qualification
NYSE Arca, Inc.